September 10, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ernest Greene
John Cash
Erin Purnell
Anne Parker
Division of Corporation Finance
Office of Manufacturing

Re:	Wallbox B.V.

Amendment No. 1 to Registration Statement on Form F-4

Filed August 24, 2021

File No. 333-257898

Ladies and Gentlemen:

On behalf of our client, Wallbox B.V. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 9, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form F-4 filed with the Commission by the Company on August 24, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form F-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-4

Q: What interests do the Sponsor, Kensington Initial Stockholders...?, page 14

1.

We note your response to comment 2. Please revise the fifth bullet to state the aggregate market value of the 8,800,000 Private Placement Warrants. Please revise the eighth bullet to provide the number of Holdco shares that the Sponsor may receive, and state the aggregate market value. Please provide the amount of any out-of-pocket expenses discussed in the ninth bullet.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 13, 14, 33, 34, 103, 119 and 120.

Selected Historical Financial Data of Kensington, page 43

2.	Please revise your statement of operations data as of and for the period from January 4, 2021(inception) to June 30, 2021 to reflect net loss of $(15,175,347) rather than net income of $15,175,347.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on page 44.

Unaudited Pro Forma Condensed Combined Statement of Profit or Loss For the Year Ended December 31, 2020, page 175

3.

We have read your response to prior comment 20. We note that you believe that the unaudited pro forma condensed combined financial information to not be meaningful given the combined entity incurred significant losses during the historical period presented. Please note that pro forma financial information is intended to provide investors with information about the continuing impact of a transaction by showing how a specific transaction or group of transactions might have affected historical financial statements. Please remove this disclosure that seems to suggest that your pro forma financial information is not meaningful. In addition, please revise your filing to disclose why no proforma adjustments related to income taxes are necessary.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on page 178.

Liquidity and Capital Resources, page 207

4.

We have read your response to comment 22. On page 73, you disclose that amount other things, your loan with Banco Santander prohibits the payment of dividends “by” Wall Box Chargers, S.L. Since you are a holding company and you depend on Wall Box Chargers S.L. and subsidiaries for cash to fund your operations and expenses, please provide your assessment of the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Response

The Company acknowledges the Staff’s comment and advises the Staff that on September 10, 2021 Wall Box Chargers, S.L. obtained a waiver from Banco Santander with respect to the covenant in the loan agreement restricting distributions or dividends from Wall Box Chargers, S.L. to the Company. The Company has revised the disclosure on pages 74 and 208 accordingly and respectfully submits that the removal of this contractual restriction on distributions to the Company renders inapplicable any requirement to provide parent-only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Financial Statements, page F-1

5.	Please note the updating requirements of Item 8.A.5 of Form 20-F.

Response

The Company acknowledges the Staff’s comment and will update as necessary in accordance with Item 8.A.5 of Form 20-F.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Ryan Maierson at (713) 546-7420.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson, Latham & Watkins LLP

cc:	Juan Sagales, Wallbox B.V

Charles A. Samuelson, Hughes Hubbard & Reed LLP